Mail Stop 3561

May 16, 2007

Mr. Craig S. Miller, Chief Executive Officer
Ruth's Chris Steak House, Inc.
500 International Parkway, Suite 100
Heathrow, Florida 32746

> **Re:** **Ruth's Chris Steak House, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-51485**

Dear Mr. Miller:

We have reviewed your response letter dated May 4, 2007 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2006

1.   As previously requested, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the quarter ended April 1, 2007
Condensed Consolidated Income Statements – Unaudited, page 2

2.   We note that you have reflected a loss on the disposal of property and equipment as a component of other income (expense). Please revise to reflect these losses as a component of operating income or explain why you do not believe this is required. Refer to the guidance outlined in paragraphs 25 and 45 of SFAS No.144 and footnote 68 to SAB Topic 13.

3.   We further note that you have classified the insurance proceeds from business interruption and property losses related to Hurricane Katrina in other income (expense). Given that such policies are used to replace the operating income lost due to business interruption or destruction of property, please tell us why you believe you have appropriately classified this gain outside of operating income. We may have further comment upon reviewing your response.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief